

02006013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25728



RECEIVED
FEB 12 2002
167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/27/00 (MM/DD/YY) AND ENDING 12/26/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investors Discount Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

316 Main Mall
(No. and Street)

Poughkeepsie (City) N.Y. (State) 12601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Williams 845-471-8080
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornell S. Vangor CPA
(Name — *if individual, state last, first, middle name*)

4295 Albany Post Rd (Address) Hyde Park (City) N.Y. (State) 12538 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Discount Corp, as of December 26, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Richard C Williams
Signature

President
Title

Notary Public

Virginia S. Ruggiero
No. 01RU6061826
Notary Public - State of New York
Qualified in Dutchess County
Commission Expires 7-23-2005

Virginia S Ruggiero 2/11/02

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS DISCOUNT CORPORATION

FINANCIAL STATEMENTS

DECEMBER 26, 2001

CORNELL S. VANGOR, CPA, PC
Certified Public Accountant

INVESTORS DISCOUNT CORP.

DECEMBER 26, 2001

Table of Contents



CORNELL S. VANGOR, CPA, PC

Certified Public Accountant
4295 Albany Post Rd. Ste. #2
Hyde Park, NY 12538

(845) 229-0035
Fax: (845) 229-0067

February 5, 2001

Stockholders
Investors Discount Corp.
Poughkeepsie, New York 12601

Gentlemen/Madam:

I have audited the accompanying balance sheet of Investors Discount Corp. as of December 26, 2001, and December 26, 2000, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Investors Discount Corp. as of December 26, 2001, and December 26, 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit also comprehended the following supplemental schedule of the Company as of December 26, 2001, and December 26, 2000:

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.

In my opinion, such supplemental schedule, when considered in relation to the basic financial statements, presents fairly, in all material respects, the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Respectfully submitted,

Cornell S. Vangor CPA

Cornell S. Vangor, CPA

INVESTORS DISCOUNT CORP

Comparative Balance Sheets

	Year Ended Dec. 26,2001	Year Ended Dec. 26,2000
ASSETS		
Current Assets:		
Cash in Bank (Note 8)	$287,238	$377,729
Accounts Receivable - US Clearing	29,119	37,317
Total Current Assets	316,357	415,046
Property and Equipment: (Note 1)		
Furniture and Fixtures	55,296	55,296
Less: Accumulated Depreciation	46,301	41,180
Net Book Value	8,995	14,116
Other Assets:		
Good Faith Deposit	50,084	50,563
Security Deposits	--0--	1,000
	50,084	51,563
Total Assets	$375,436	$480,725
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued Expenses	$ 21,200	$ 13,246
Stockholders' Equity: (Note 5)		
Common Stock 200 shares authorized & Issued; par value $444.50	88,900	88,900
Retained Earnings	274,236	387,479
Treasury Stock, 20 shares at cost (Note 6)	(8,900)	(8,900)
Total Shareholders' Equity	354,236	467,479
Total Liabilities & Equity	$ 375,436	$ 480,725

See Accountant's Opinion

The accompanying notes are an integral part of these financial statements

INVESTORS DISCOUNT CORP.

Comparative Statements of Income & Retained Earnings

	Year Ended	
	Dec. 26,2001	Dec. 26, 2000
Revenue:		
US Clearing Commissions	$ 330,363	$ 640,301
Other Income	12,194	20,529
Total Revenues	342,557	660,830
Operating Expenses:		
Officers Salaries	132,492	155,483
Brokers Salaries	38,966	39,160
Regular Salaries	47,608	52,804
Temporary Help	--0--	2,473
Medical Insurance	4,571	6,219
Payroll Taxes Expense	17,311	19,620
Utilities	601	1,155
Telephone	7,037	10,362
Rent (Note 2)	13,896	17,793
Cleaning	1,095	1,353
Depreciation (Note 1)	5,121	5,810
Advertising	6,613	14,325
General Insurance	8,355	6,817
Professional Services	6,155	7,137
Dues & Publications	6,387	6,496
Education	--0-	591
Postage & Office Expense	13,757	18,774
Travel & Entertainment	6,406	9,001
Quotation Expense	47,083	42,697
Trading Errors	7,500	23,128
Pension Expense (Note 7)	14,556	28,283
Miscellaneous	190	987
New York Corp. Tax (Note 1)	100	344
Total Operating Expenses	385,800	470,812
Net Income (Loss)	(43,243)	190,018
Retained Earnings		
Beginning of Period	387,479	339,461
Less: Dividend Distribution	(70,000)	(142,000)
Retained Earnings		
End of Period	$ 274,236	$ 387,479

See Accountant's Opinion

The accompanying notes are an integral part of these financial statements

INVESTORS DISCOUNT CORP

Comparative Statements of Cash Flows

	Year Ended	
	Dec. 26, 2001	Dec. 26, 2000
OPERATING ACTIVITIES		
Net Income (Loss)	$ (43,243)	$ 190,018
Adjustments to Reconcile		
Net Income to Net Cash Provided by Operating Activities:		
Depreciation	5,121	5,810
Changes in Assets & Liabilities:		
Decrease (Increase) in Accounts Receivable	8,198	51,884
Decrease (Increase) in Good Faith Deposit	479	(15,362)
Decrease (Increase) in Other current assets	--0--	40
Decrease (Increase) in Security Deposits	1,000	100
(Decrease) Increase in Accrued Expenses	7,954	2,721
Net Cash Provided by (Used In) Operating Activities	(20,491)	235,211
INVESTING ACTIVITIES:		
Net Cash Provided By (Used In) Investing Activities	----0----	---0---
FINANCING ACTIVITIES:		
Dividend Distribution	(70,000)	(142,000)
Net Cash (Used In) Financing Activities	(70,000)	(142,000)
Net Increase (Decrease) in Cash	(90,491)	93,211
Cash - Beginning of Year	377,729	284,518
Cash - End of Year	$ 287,238	$ 377,729
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income Taxes Paid	$ 100	$ 344

See Accountant's Opinion

The accompanying notes are an integral part of these financial statements

INVESTORS DISCOUNT CORPORATION

Notes to Financial Statements

December 26 , 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year - End - The Company has adopted the policy of ending its fiscal year on the same date as its clearing organization. Accordingly, the fiscal year 2001 ended on December 26, 2001. Fiscal year 2001 was 52 weeks.

Securities Transactions - Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

Furniture & Fixtures - Furniture & fixtures are stated at cost, less accumulated depreciation. For financial statement purposes, acquisitions after 1996 are depreciated over 5 years on a straight line basis. Assets acquired prior to 1996 are fully depreciated.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers cash on hand, deposits in bank and certificates of deposit having a maturity of less than 90 days as cash and cash equivalents.

Income Taxes - The Corporation elected Subchapter "S" status for Federal and New York State income tax purposes. Income from the Corporation is taxed to the stockholders on their individual returns, therefore, no provision for federal income taxes appears in the financial statements.

2. LEASE AGREEMENT

On July 1, 1992, the Company entered into an operating lease agreement for real property for the Poughkeepsie office with monthly payments of $833. The term of the lease was three years, and expired on June 30,1995. The lease has not been renewed. The company currently leases this space on a month to month basis at $833 per month.

On June 30, 1995, the Company entered into an operating lease for real property for the Fishkill office with monthly payments of $650. The term of the lease was three years, and expired on June 30, 1998. The lease has not been renewed. The company leased this space on a month to month basis at $650 per month, through June 30, 2001. After June 30, 2001, the company closed its' Fishkill office and ceased to lease this space.

3. RULE 15c3-3.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company acts as an introducing broker or dealer, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and promptly transmits customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves the required books and records.

4. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling for a diverse group of individual investors. The transactions are executed with and on the behalf of such individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce their positions, when necessary.

INVESTORS DISCOUNT CORP.
Notes to the Financial Statements (Continued)
December 26, 2001

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital as calculated and defined in the Rule. According to the Focus Report of December 26, 2001, the Company met its minimum net capital requirements.

6. TREASURY STOCK

In 1992, the Corporation agreed to acquire the capital stock of a minority stockholder for the amount of his original capital contribution. Payment of this purchase was completed in July 1993.

7. PENSION

The Company maintains a simplified employee pension (SEP) for its employees. Contributions are at the company's discretion. For the year ended December 26, 2001, the company contributed $14,556 to the plan. This contribution was made in 2001. For the year ended December 26, 2000, the company contributed $28,283 to the plan in 2000.

8. CONCENTRATION OF CREDIT RISK

From time to time, the corporation has cash and cash equivalent accounts in a financial Instititution which exceed the Federal depository insurance coverage limit. Cash and cash equivalents exceeding federally insured limits totaled $155,709 and $183,942 at December 26, 2001, and December 26,2000, respectively.

INVESTORS DISCOUNT CORP.

Supplemental Schedule
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

	Dec. 26, 2001	Dec. 26, 2000
Total Capital	$ 354,236	$ 467,479
Deductions for non allowable assets	8,995	15,116
Net Capital	345,241	452,363
Minimum net capital required (greater of 6-2/3% of total aggregate indebtedness of $21,200 and $13,246 for 2001 and 2000 respectively), or $50,000 and $50,000 respectively	50,000	50,000
Excess Net Capital	$ 295,241	$ 402,363
Percentage of aggregate indebtedness to net capital	6.1%	2.9%

Note: There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Focus Report of December 26, 2001.